UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

Health Grades, Inc.

(Name of Subject Company)

Health Grades, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2010 (as previously filed with the SEC, the “Schedule 14D-9”) by Health Grades, Inc., a Delaware corporation (“Health Grades”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.           Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph under the caption entitled “Litigation.”

On August 12, 2010, another putative stockholder class action suit styled as Tove Forgo v. Health Grades, Inc., et al., Case No. 5716-VCS, was filed in the Court of Chancery of the State of Delaware against Health Grades, certain officers and directors of Health Grades, and Vestar.  The complaint generally alleges that certain officers and directors of Health Grades breached their fiduciary duties in the process of negotiating and entering into the Merger Agreement.  In that regard, the complaint includes, among other things, allegations that the consideration to be received for Health Grades does not reflect its true value and that the Merger terms preclude other bidders from bidding for Health Grades; that the “Top-Up Option” is invalid under Delaware law because the Board failed to make the necessary statutory determinations as to the form and value of the consideration for the “Top-Up Shares”; that the “Top-Up Option” is invalid because it impairs appraisal rights and is a sham transaction because it facilitates a cash-out of minority stockholders; and that the Board failed to disclose material facts in connection with the Merger.  The complaint also alleges that Health Grades and Vestar aided and abetted these alleged breaches by certain officers and directors of Health Grades of their fiduciary duties.  The complaint seeks class certification, certain forms of injunctive relief (including enjoining consummation of the Tender Offer, the “Top-Up Option,” and the Merger), rescission of the Merger, declaratory relief stating that the “Top-Up Option” is invalid and may not be exercised under Delaware law, unspecified damages, and payment of plaintiff’s attorneys’ costs and fees.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(C) hereto. Along with the complaint, the plaintiff also filed a motion for expedited proceedings and a motion for a preliminary injunction.

Item 9.           Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document
(a)(5)(C)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.) (incorporated by reference to Exhibit (a)(8) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Dated: August 16, 2010